UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

Jensyn Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

47632B102

(CUSIP Number)

July 25 ,2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)	☐
Rule 13d-1(c)	☒
Rule 13d-1(d)	☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 13 Pages)

CUSIP No. 47632B102	Schedule 13G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS THE K2 Principal Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 47632B102	Schedule 13G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS K2 GenPar L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 47632B102	Schedule 13G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSONS K2 GENPAR 2009 Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 47632B102	Schedule 13G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSONS Daniel Gosselin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 47632B102	Schedule 13G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSONS SHAWN KIMEL INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 47632B102	Schedule 13G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSONS K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO, CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 131,868
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 131,868

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,868
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.58%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 47632B102	Schedule 13G	Page 8 of 13 Pages

Item 1(a).	Name of Issuer:

The name of the issuer is Jensyn Acquisition Corp.

Item 1(b).	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at 777 Third Avenue, 30th Floor, New York, NY 10017

Item 2(a).	Name of Person Filing:

The persons filing this statement are Daniel Gosselin (“Gosselin“),Shawn Kimel Investments, Inc., an Ontario corporation (“SKI“), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund“), K2 GenPar L.P., an Ontario limited partnership (the “GP“), K2 GenPar 2009 Inc., an Ontario corporation (“GenPar 2009“), and K2 & Associates Investment Management Inc., an Ontario corporation (“K2 & Associates,“ and together with Gosselin, SKI, the Fund, the GP and GenPar 2009, the “Reporting Persons“).

Mr. Gosselin is president of each of SKI, the GP, GenPar 2009 and K2 & Associates. The GP is the general partner of the Fund, and GenPar 2009 is the general partner of the GP. GenPar 2009 is a direct wholly-owned subsidiary of SKI. K2 & Associates is a direct 66.5% owned subsidiary of SKI, and is the investment manager of the Fund

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 2 Bloor St West, Suite 801, Toronto, Ontario, M4W 3E2

Item 2(c).	Citizenship:

Mr. Gosselin is a citizen of Canada.

Each of the Fund and the GP is an Ontario limited partnership.

Each of SKI and GenPar 2009 and K2 & Associates is an Ontario corporation.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

47632B102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

CUSIP No. 47632B102	Schedule 13G	Page 9 of 13 Pages

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:________________.

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The K2 Principal Fund, L.P.

(a)	Amount beneficially owned:	131,868
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

K2 GenPar L.P.

(a)	Amount beneficially owned:	131,868
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

K2 GenPar 2009 Inc.

(a)	Amount beneficially owned:	131,868

CUSIP No. 47632B102	Schedule 13G	Page 10 of 13 Pages

(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

Daniel Gosselin

(a)	Amount beneficially owned:	131,868
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

SHAWN KIMEL INVESTMENTS, INC.

(a)	Amount beneficially owned:	131,868
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

K2 & Associates Investment Management Inc..

(a)	Amount beneficially owned:	131,868
(b)	Percent of class:	6.58%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:	0
(ii)	Shared power to vote or direct the vote:	131,868
(iii)	Sole power to dispose or direct the disposition of:	0
(iv)	Shared power to dispose or direct the disposition of:	131,868

131,868 Common Stock, par value $0.0001 per share held of record (and may be deemed to be beneficially owned) by The K2 Principal Fund, L.P. See Item 2(a) above for a description of the corporate structure of the Reporting Persons. Each of the Reporting Persons may be deemed to be beneficial owners of the 131,868 shares of the Issuer's Common Stock, par value $0.0001 per share that are held by The K2 Principal Fund, L.P. Mr. Daniel Gosselin is president of each of SKI, the GP, GenPar 2009 and K2 and Associates, and exercises ultimate voting and investment powers over the 131,868 shares of the Issuer's Units that are held of record by The K2 Principal Fund, L.P

The percentages used in this Schedule 13G are calculated based upon 2,005,567 ordinary shares issued and outstanding as of June 08, 2018, calculated from the shares outstanding in the companies 10-Q filed with the SEC on May 21, 2018 and the shares redeemed as reported in the companies 8-K filed with the SEC on June 08, 2018.

Item 5.         Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.         Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.         Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.         Identification and Classification of Members of the Group.

Not applicable.

CUSIP No. 47632B102	Schedule 13G	Page 11 of 13 Pages

Item 9.         Notice of Dissolution of Group.

Not applicable.

Item 10.        Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 47632B102	Schedule 13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27 ,2018

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

K2 GENPAR, L.P.

By: K2 GENPAR 2009 INC., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

K2 GENPAR 2009 INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

/s/ Daniel Gosselin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 47632B102	Schedule 13G	Page 13 of 13 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: July 27 ,2018

THE K2 PRINCIPAL FUND, L.P.

By:	K2 GENPAR L.P., its General Partner

By:	K2 GENPAR 2009 INC., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

K2 GENPAR, L.P.

By: K2 GENPAR 2009 INC., its General Partner

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

K2 GENPAR 2009 INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

/s/ Daniel Gosselin
K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Daniel Gosselin
Daniel Gosselin
President

/s/ Daniel Gosselin
Daniel Gosselin, in his individual capacity